DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Action
P.E. 10-03-02
1-11639

02063025

November 18, 2002

Eugene Serban
Corporate Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Room 6G-214
Murray Hill, NJ 07974

Act	1934
Section	
Rule	14A-8
Public Availability	11-18-2002

RE: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

Dear Mr. Serban:

This is in response to your letter dated October 3, 2002 concerning a shareholder proposal submitted to Lucent by Mr. Richard Allen. We also have received a letter from the proponent dated October 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. Richard Allen
62 William Street
New York, NY 10005

PROCESSED
DEC 02 2002
THOMSON
FINANCIAL

P

October 3, 2002

Lucent Technologies
Bell Labs Innovations

Eugene Serban
Corporate Counsel
Law Division

600 Mountain Avenue
Room 6G-214
Murray, Hill, NJ 07974 USA

~~Phone 908-582-8807~~
~~Fax 908-582-6048~~
serban@lucent.com

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal of Richard Allen

Ladies and Gentlemen:

Lucent Technologies Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2003 annual meeting of shareholders (the "Proxy Material") a shareholder proposal (the "Proposal") submitted by Mr. Richard Allen (the "Proponent"). We request that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the Proxy Material for the reasons set forth below. In order to allow us to complete the mailing of our Proxy Materials in a timely fashion, we would appreciate receiving your response by November 8, 2002.

The Proposal seeks that the Company not make contributions to non-profit organizations that violate their industry's code of ethics and that the Company "discontinue any support, direct or indirect, for National Public radio . . . until such time as NPR broadcasts on the Middle East can be certified as meeting the standards set forth in the SPJ [Society of Professional Journalists] Code of Ethics." The Proposal is attached hereto as Exhibit A. All other correspondence between the Company and the Proponent is attached hereto as Exhibit B.

The Company believes that the Proposal may be omitted from the Company's Proxy Materials for the following reasons:

- The Proposal relates to the operations that account for less than 5 percent of the Company's assets, operating income and revenues, and may therefore be excluded pursuant to Rule 14a-8(i)(5).

- The Proposal relates to the Company's ordinary business operations, and may therefore be excluded pursuant to Rule 14a-8(i)(7).

- The Proposal contains false and misleading statements, and may therefore be excluded pursuant to Rule 14a-8(i)(3).

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

1. The Proposal Relates To Operations That Account For Less Than Five Percent Of The Company's Business Pursuant to Rule 14a-8(i)(5).

Rule 14a-8(i)(5) permits a company to omit a proposal that relates to "operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." This provision is intended to permit the exclusion of any proposal that does not bear a significant economic relationship to the company's business and does not raise policy issues of significance to the company's business. See, *Release No. 34-19135 (October 14, 1982, Fed. Sec. L. Rep. (CCH) P83,262 at pp.85,353-54).*

At the end of fiscal 2001, the Company's total assets were $33.6 billion. Its net revenues for fiscal 2001 were approximately $21 billion. During this period, The Company reported a net loss for the fiscal year. During the same fiscal year, the Company's total charitable contribution was approximately $20 million, representing only .09 percent of its $21 billion in net revenues for such fiscal year. This amount is well below the 5 percent test that Rule 14a-8(i)(5) recognizes as being significant to the Company's business.

Furthermore, the Proposal does not raise any other issues that are "significantly related" to its business as required by Rule 14a-8(i)(5). Where there is no significant relationship between the Company and the subject matter of the proposal, companies should be able to omit such proposals from their proxy materials. The Company is a telecommunications equipment network company; there is no significant relation between the Company's business and the issue of non-profit organizations' compliance with their industry's code of ethics or specifically, National Public Radio's adherence to the Society of Professional Journalists code. The only effect of requiring the Company to include the Proposal in the Annual Meeting proxy materials is the de minimus impact of raising the issue of non-profit organizations compliance with industry ethical codes in the public arena of the Company's shareholder meeting. See American Telephone and Telegraph Company (January 17, 1990) (the Staff determined that a proposal requesting a special report on housing issues could be excluded from the Company's proxy materials because the quantifiable amounts associated with the issue were less than 5% and the proposal failed to establish a link between the Company's business and the housing issue). Therefore, the

Company believes that the Proposal may be omitted pursuant to under Rule 14a-8(i)(5).

2. The Proposal Relates to the Company's Ordinary Business Operations pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit from its proxy material shareholder proposals that relate to the company's ordinary business operations. The Commission has expressed two primary considerations underlying the ordinary business exclusion. See Release 34-40018 (63 Federal Register No. 102, May 21, 1998, 106). The first underlying consideration expressed by the Commission is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." The second consideration involves "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Company believes that decisions about the recipients, timing, and amount of charitable contributions are decisions that fit precisely within the scope of the Company's ordinary business operations.

Lucent's charitable contributions are primarily made through the Lucent Foundation (the "Foundation"), a tax-exempt entity, which was established and funded by the Company for this purpose in 1996. The Foundation is a separate legal entity, and its trustees are senior officers of the Company. The Foundation's mission is to help young people around the world prepare to meet the challenges of our changing global society. To maximize its impact, the Foundation targets specific issues and initiatives and has developed relationships with a number of grantees in the targeted fields of education and youth development. The Foundation is responsible for identifying and approving specific grants.[1]

Corporate charitable giving is a well-recognized, important business activity engaged in on a regular basis by most major public companies as well as by smaller businesses. The Company believes that the day-to-day management of its corporate charitable programs is most efficiently left in the hands of the Foundation, which are in the best position to select worthy recipients for charitable contributions, and determine the size of a particular contribution which will best achieve the mission described above.

The Proposal does not seek to eliminate corporate charitable contributions as a policy matter. The Proposal seeks to eliminate contributions to specific non-profit organizations that may not comply with their industry's code of ethics, and

---

[1] The Company sent a letter to the Proponent on September 16, 2002 (attached hereto as Exhibit B) explaining in detail the purpose of the Foundation, the criteria the Foundation uses for approving grants, and the code of ethics that is followed by the Foundation.

particularly, the Proposal seeks to eliminate contributions to the National Public Radio. The Proponent therefore, clearly seeks to "micro-manage" the selection process for identifying recipients of the contributions.

The staff has consistently agreed that shareholder proposals dealing with the selection of recipients, amounts or type of corporate charitable contributions may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., Delta Airlines, (July 29, 1999); Kmart Corporation (March 4, 1998); Minnesota Manufacturing and Mining Company (February 19, 1998); Walt Disney Company (November 10, 1997); Colgate-Palmolive Company (February 10, 1997); Pacific Telesis Group (January 22, 1997); Minnesota Power & Light (January 8, 1997).

Furthermore, as previously stated, the Proposal seeks to eliminate specific contributions. In fact, the Proposal, when read together with the preambles and the "supporting statement", makes clear that the Proponent's real objection is to prevent particular contributions to be made to National Public Radio.

For example, the Proposal seeks that the "Board should discontinue any support . . . for National Public radio and any associated entities, until such time as NPR broadcasts on the Middle East can be certified as meeting the standards set forth in the SPJ [Society of Professional Journalists] Code of Ethics." The preamble, also specifically asserts that "it has come to our attention that in its coverage of the Middle East, National Public Radio routinely violates the SPJ Code of Ethics."

Likewise, the entire supporting statement explicitly targets only the National Public Radio. For example, the supporting statement argues that "the NPR violates the standard of providing listeners a fair and comprehensive account in its coverage of the Arab/Israeli conflict . . .". Further, "NPR gives disproportionate weight to Arab and pro-Arab speakers, at the expense of the Israeli side. Moreover, the supporting statement continues by asserting "that NPR omits key stories, like its absense of in-depth coverage of widespread anti-Semitism . . .". Thus, it is clear from the Proposal as a whole that the Proponent's real concern is with specific charitable contributions made to one specific organization.

The Company, therefore, believes that the Proponent's clear and repeatedly stated objective is to target a specific charitable contributions to a specific organization, and accordingly the Proposal falls within the scope of the no-action letters issued by the Staff with respect to proposals that seek to prohibit charitable contributions by corporations to specific types of organizations. See, e.g., Colgate-Palmolive Company (February 10, 1997) (proposal to refrain from giving charitable contributions to organizations that perform abortions); Walt Disney Company (November 10, 1997) (proposal to refrain from giving charitable contributions to organizations that promote homosexual causes);

Wells Fargo & Company (January 26, 1993) (proposal that the registrant rescind action supporting the United Way with regard to the admission of homosexuals).

The Company believes that the Proposal may be omitted from the Company's Annual Meeting proxy materials pursuant to Rule 14a-8(i)(7) because specific decisions about charitable contributions are within the scope of the Company's ordinary business operations and because the Proposal is concerned with terminating a specific type of charitable contribution which falls within the scope of the Colgate-Palmolive no-action letter cited above.

3. The Proposal Should Be Excluded Because It Contains Misleading Statements Pursuant To Rule 14a-8(I)(3).

The Company firmly believes, as a matter of law, that Rules 14a-8(i)(5) and Rule 14a-8(i)(7) provide fully independent and adequate basis for the exclusion of the Proposal. In addition, however, Rule 14a-8(i)(3) provides another equally adequate basis for its exclusion in this case.

Rule 14a-8(i)(3) permits the omission of proposals and associated supporting statements that are contrary to the Commission's proxy rules, including Rule 14a-9, which in turn, prohibits false and misleading statements in proxy materials. Rule 14a-9(a) provides that no proxy solicitation shall be made containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading. Note (b) to Rule 14a-9 goes on to provide that material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, may also be misleading within the meaning of such Rule.

Following a review of the Proposal (see Point 2, above), the Company believes that the Proposal should be omitted pursuant to Rules 14a-9 and 14a-8(i)(3) because it is misleading and confusing to stockholders who would be asked to vote on it.

The Proposal's is misleading as evidenced by the fact that a portion of the Proposal addresses corporate contributions to specific organizations and ethical codes and another portion of the Proposal addresses solely specific contributions to a specific group. The preambles and supporting statement focus solely on the activities of National Public Radio's coverage of the Arab Israeli conflict and do not address any steps that would support a policy on corporate contributions. Shareholders who may share the Proponent's specific concern regarding National Public Radio, but who may not be opposed to the issue of whether an eligible grant recipient complies with its industry's code of ethics, are liable to be mislead by the language of the Proposal into supporting a resolution that sweeps much more broadly. Therefore, shareholders may be mislead as to the specific scope and meaning of the Proposal.

Further, the Proposal's focus on the National Public Radio and inflammatory language directed at the activities of the National Public Radio may mislead a shareholder into determining that the Company provides material financial support to National Public Radio. The Company provided a one-time $50,000 grant in fiscal 2000 for the purpose of developing an online education website and the Company has not made any other contributions to National Public Radio. Accordingly, the Proposal appears to confuse facts and, in turn, it misleads shareholders.

The Company therefore believes that the stockholder would be mislead by the Proposal and would not have a clear or common understanding of the purposes or implications of their vote, and accordingly, the Proposal may be excluded under Rule 14a-8(i)(3).

For the reasons set forth above, The Company believes that the Proposal may be omitted from its Annual Meeting proxy materials in accordance with Rule 14a-8. If the Staff disagrees with our conclusion that this Proposal may be omitted from our Proxy Materials, I would appreciate an opportunity to discuss the matter with the Staff prior to issuance of its formal response.

As required by Rule 14a-8(j), we have enclosed a total of six copies of this letter, and the exhibits referenced in the letter. We are also sending a copy of this letter to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed, stamped envelope. If you have any questions regarding this matter, please contact me at (908) 582-8807.

Very truly yours,

Eugene Serban
Corporate Counsel

Enclosures

Richard Allen
Suite 1222
45 Wall Street
New York NY 10005
212-843-2344, Ex.
Fax 212-843-2711
E Mail: acbi@acbi.com

June 7, 2002

Mr. Richard J. Rawson
Corporate Secretary
Lucent Technologies
600 Mountain Avenue
Murray Hill NJ 07974

Dear Rawson,

Enclosed please find a shareowners proposal for inclusion in 2003 Proxy Materials.

Please call me directly with any questions at 212-843-2344 or you may E-Mail me directly at acbi@acbi.com.

Thank You

Sincerely,

Richard Allen
Shareowner

RA/mm

Share-Owner Proposal on Corporate Contributions to National Public Radio

Mr. Richard Allen, having an office at 45 Wall St. suite 1222, New York, New York 10005, an owner of 10,027 shares, and Mr. Charles Cramer, residing at 70 Middlesex Rd. #1, Waltham, Massachusetts 02154, an owner of 1212 shares, have furnished the following statement in support of their proposal:

WHEREAS, our corporate policy is to follow ethical business practices, our company should not make corporate contributions, in any form, to non-profit organizations which violate their industry code of ethics:

WHEREAS, it has come to our attention that in its coverage of the Middle East, National Public Radio (NPR) routinely violates the Code of Ethics of the Society of Professional Journalists (available at www.spj.org), according to which:

"public enlightenment is the forerunner of justice and the foundation of democracy. The duty of the journalist is to further those ends by seeking truth and providing a fair and comprehensive account of events and media."

"Journalists should: test the accuracy of information from all sources and exercise care to avoid inadvertent error. Deliberate distortion is never permissible."

"Journalists should: Admit mistakes and correct them promptly."

RESOLVED, the shareholders request the Board of Directors to adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which violate their industry's code of ethics, and, in accord with this policy, the Board should discontinue any support, direct or indirect, for National Public radio and any associated entities, until such time as NPR broadcasts on the Middle East can be certified as meeting the standards set forth in the SPJ Code of Ethics.

The Board should report back to the stockholders no later than the next annual meeting on progress towards implementing this policy.

Supporting Statement

Studies have found that National Public Radio (NPR) violates the standard of providing listeners a "fair and comprehensive account" in its coverage of the Arab/Israeli conflict, instead offering report which is seriously biased in favor of the Palestinian viewpoint.

1. NPR gives disproportionate weight to Arab and pro-Arab speakers, at the expense of the Israeli side. In one two month period in which 188 news broadcasts were reviewed, 64% of the air time was given to Palestinians and pro-Arab speakers, and 270% more air time was given to news segments with only Palestinian speakers than those with Israeli speakers. (For details see study available at www.camera.org)

2. Factual errors go uncorrected. For example, a report that settlers had killed a Palestinian, and then mutilated and burnt the body (Oct. 9, 2000), was never corrected even after Physicians for Human Rights certified that the man had been the victim of an auto accident, and that the body had not been mutilated. Other media outlet, such as the Associated Press, printed a corrective story, but NPR did not broadcast a correction, and the false report is still available in the audio archives on its website (www.npr.org).
3. NPR omits key stories, like its absence of in-depth coverage of widespread anti-Semitism on Palestinian Authority controlled television, radio, newspapers; in PA mandated textbooks, in sermons of PA appointed muftis and in PA leaders' speeches.

4. Distortion, concealment and false moral equivalence. For example: a. The refusal to report candidly on Palestinian rejection of Jewish ties to Judaism's holiest site is symptomatic of the network's refusal to report honestly about the Arab denial of Israel's legitimacy. b. Interviewers' failure to challenge speakers who make reckless charges, such as the claim that Israeli soldiers shoot children "for sport"; or the claim that Israeli PM Sharon is a "war criminal", that Israeli treatment of Palestinians is "brutal and inhumane".

Lucent Technologies
Bell Labs Innovations

Janet E. O'Rourke
Senior Manager

Lucent Technologies Inc.
3C-503
600 Mountain Avenue
Murray Hill, New Jersey 07974

Telephone: 908-582-3329
Facsimile: 908-582-1089

June 24, 2002

VIA FEDERAL EXPRESS
Mr. Richard Allen
45 Wall Street
New York, New York 10005

Dear Mr. Allen:

This correspondence will acknowledge your letter to us regarding your shareowner proposal. Lucent received your letter on June 11, 2002.

The process of printing the company's proxy statement, including shareowner proposals, is expensive and therefore, I would like to further discuss with you the proposal you included in your letter. We believe it is more to our mutual benefit to dialogue with the shareowner rather than to resort to the shareowner proposal process.

As you are aware, the inclusion of shareowner proposals in proxy statements is governed by the rules of the United States Securities and Exchange Commission (SEC), specifically Rule 14a-8 (Shareholder Proposals). That rule requires that the proposal be presented at the annual meeting either by the proponent, or by the proponent's representative, who is qualified under state law to present the proposal on the proponent's behalf. The rule further requires that the proponent of the proposal be a record or beneficial owner of at least two thousand dollars in market value of the securities entitled to be voted at the annual meeting; have held such securities for at least one year at the time the proposal is submitted; and continue to own such securities through the date on which the annual meeting is held.

Our transfer agent, The Bank of New York, has been able to locate a shareowner account in your name. The Bank's records indicate that you only owned 27 shares of Lucent common stock; your proposal, however, indicates that you own 10,027 shares of Lucent common stock. Therefore, we request that you provide us with information, that would help us determine if the requirements of Rule 14a-8 have been met, including your account number or tax identifying number, which would assist us in locating an account. In addition, if you own any Lucent common stock through a nominee (such as a bank or brokerage firm), please provide documentary support (such as account statements) indicating the number of shares that you own through each nominee, as well as the date(s) when you acquired the shares. Finally, you must provide us with a written statement that you intend to hold the securities through the date on which our annual meeting is to be held. While we do not know the exact location of the meeting at this time, we expect that the meeting will be held in February 2002. In accordance with the SEC regulations mentioned above, you must provide this information to the undersigned within 14 calendar days after receipt of this letter.

Very truly yours,

Janet C. O'Rourke

Richard Allen
45 Wall Street – Suite 1222
New York, NY 10005
212-843-2344
Fax 212-843-2711
E-Mail: acbi@rcn.com

June 25, 2002

Ms. Janet E. O'Rourke
Senior Manager
LUCENT TECHNOLOGIES
600 Mountain Avenue
Murray Hill, New Jersey 07974

Dear Ms. O'Rourke:

I received your letter of June 24, 2002. Please be advised that I intend to present the proposal personally at the annual meeting in 2003.

As you requested, attached please find a copy of my Brokerage Statement indicating my ownership of 10,027 shares of Lucent, which I intend to hold as a permanent investment until my death. The shares were purchased as follows; 5,000 shares were purchased on 11/30/00 and 5000 shares were purchased on 06/21/01. The 27 Lucent shares are a holdover from the breakup of AT&T and the drip program.

You stated in your letter that the meeting is in February 2002; this of course is a mistake, as 2/02 has already passed. My request is for the 2003 meeting.

I look forward to seeing you at the annual meeting.

Should you have any questions or need further information, please do not hesitate to call me.

Thank you.

Sincerely,

Richard Allen

RA:lb
Enc:

Lucent Technologies
Bell Labs Innovations
Janet E. O'Rourke
Senior Manager
Lucent Technologies Inc.
3C-503
600 Mountain Avenue
Murray Hill, New Jersey 07974

Telephone: 908-582-3329
Facsimile: 908-582-1089

September 16, 2002

VIA FEDERAL EXPRESS
Mr. Richard Allen
62 William Street, 4th Floor
New York, New York 10005

Dear Mr. Allen:

This letter will confirm our most recent conversation of September 5 regarding your proposal. As you are aware, the Lucent Foundation did make a grant to National Public Radio in 2000 in support of the development of a program for junior and senior high school students, known as "Classroom Radio" during the 2000 presidential election. As I discussed with you, the focus of this online service was on the presidential election and election issues.

I thought it might also be helpful to you to have additional information regarding the Lucent Foundation and the process by which grants are given.

As I reviewed with you in our previous conversations, the Lucent Foundation supports educational initiatives. To see the information in it entirety, you can access the information on the Lucent website at : www.lucent.com/news/foundation. The website contains the following description related to the foundation:

> **"To maximize its impact, the Foundation targets its grantmaking, and awards a limited number of grants that will generate high impact and measurable results through a variety of community-based programs. Specific programs supported by the Foundation are described in the Lucent Technologies Foundation Programs section of this website.**

Lucent Technologies Foundation grants are considered on an invitation only basis through a Request for Proposal (RFP) process. The Foundation does not review unsolicited proposals. Project ideas that fit the guidelines can be submitted in a brief letter of inquiry (no more than two pages) requesting an invitation to apply.

The Foundation primarily supports programs that provide:

- Comprehensive education reform for U.S. urban schools
- Innovative models for pre-K-12 public school improvement
- Innovative work at the university level to improve pre-K-12 education.

The Foundation does not support individuals, political causes or candidates, sectarian religious activities, capital campaigns, chairs or endowments, conferences or fund-raising events, or product donations. The Lucent Technologies Foundation has a Non-Discrimination Policy that is in alignment with the policy of Lucent Technologies, Inc. (the "Corporation"). Projects or programs funded by the Foundation or by the Corporation's charitable giving programs must comply with the policy".

Further, the Lucent corporate Code of Conduct applies to activities conducted by the Lucent Foundation. Our Code of Conduct, known as "Business Guideposts", applies to all Lucent entities, including the Lucent Foundation. This Code of Conduct states "We uphold the highest level of business ethics and personal integrity in all of our dealings with customers, shareholders, suppliers, partners and each other." As discussed, I have enclosed a copy of this Code of Conduct for your review.

I hope this information is helpful to you and clarifies some of your questions and concerns. If you wish to discuss further, please give me a call.

Very truly yours,

Janet E. O'Rourke

Richard Allen
62 William Street
4th Floor
New York NY 10005
212-843-2344 tel
212-843-2711 fax

September 23, 2002

Ms. Janet E. O'Rourke
Senior Manager
LUCENT TECHNOLOGIES, INC.
3C-503
600 Mountain Avenue
Murray Hill, NJ 07974

Dear Ms. O'Rourke:

I am in receipt of your letter of September 16, 2002 concerning the guidelines for Lucent Foundation's grant selection.

I would like to point out that my proposal seeks to stop Lucent from contributing to organizations that are in violation of their "industry code of ethics" and does not raise the issue of whether they conform to Lucent's code of conduct.

I believe that you have been trying to thwart this bona fide shareowner proposal from coming to a vote by the shareholders. I request that you modify this anti-shareholder position and let the proposal proceed to the voting process.

Thank you.

Sincerely,

Richard Allen

Richard Allen
62 William Street
New York, NY 10005
212-843-2344

RECEIVED
2002 OCT -9 PM 4:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

October 8, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lucent Technologies, Inc./Request for Exclusion From Proxy Materials of Shareholder Proposal of Richard Allen

Dear Office of Chief Counsel:

I write in opposition to the letter from the General Counsel of Lucent Corporation, dated October 3, 2002. That letter set forth their request that no action be taken against Lucent for intentionally depriving myself and other lawful shareholders of our right to participate in corporate governance through the shareholder proposals in the corporate proxy materials. The position of Lucent is oppressive, dictatorial, and against established law.

First, Lucent claims that the proposal may be excluded because it relates to operations that account for less than 5 percent of the company's revenues, operations, and assets. This is extremely misleading. The proposal relates to the distribution of the corporation's charitable grants. The proposal does not relate to any of the corporation's revenues and operations. As a point of fact, the proposal relates to one hundred percent of the corporation's charitable grants. The proposal would require that the corporation only provide grants to entities that are governed in accordance with their individual industry's ethical standards. So, when Lucent's General Counsel argues that the proposal does not bear a significant relationship to the company's business, he is being disingenuous. Indeed, the first and second arguments of Lucent's request are contradictory. On the one hand, Lucent argues that the proposal relates to an insignificant matter, and on the other hand, they argue that the proposal relates to ordinary business operations. Obviously, both arguments can not be true. Indeed, in this case, neither argument is true. No corporate charitable contribution relates to its business per se. Public companies are not in the business of providing charitable contributions. However, when they do so, that activity must, like other activities of the company, be responsive to the company's board of directors, and ultimately, to the shareholders. Our public corporations do not operate secret slush funds to make contributions willy-nilly as they desire. On the contrary, corporate charitable giving must ultimately reflect the best interests of the company and it is expressly the shareholders that must be allowed a mechanism to express their desires on how corporate charitable grants are made. Lucent's argument in this case is misleading and should be disregarded.

Second, Lucent claims that the proposal relates to ordinary business operations. Again, the claim bears no rational relationship to reality. The proposal is directed to establish objective standards for corporate charitable grants. It has no bearing on the ordinary business operations of the company. The company is not structured to give charitable grants, that is not its business function. But when the corporation does give charitable grants, there should be objective standards governing those grants. The officers do not have the right to secretly set criteria for charitable giving under the rubric of ordinary business operations. This is patently ridiculous. Good corporate governance demands that the management be responsive ultimately to the shareholders. All the proposal seeks is to establish ethical criteria that would govern all corporate charitable contributions. This proposal has nothing to do with the ordinary business operations of the company and everything to do with the extraordinary operations of the company.

Third, Lucent claims that the proposal is misleading. Lucent's request is misleading. Lucent intentionally gives the proposal a false interpretation to form the basis of this argument. The proposal has a specific example, that of National Public Radio, for context purposes only. The proposal is clearly written to govern all charitable contributions made by the corporation. The specifics referenced are by way of example only.

I trust that this letter provides some balance to the outlandish claims made by Lucent Corporation in their letter. I believe that Lucent is unfairly and improperly attempting to stifle shareholder debate and participation. Their attempt to silence my voice and the voices of other lawful shareholders is repugnant to the principals of corporate democracy and good governance. Please do not appease these corporate dictators. Please reject their request for a no action letter.

Sincerely,

Richard Allen

c: Eugene Serban, Corporate Counsel,
Lucent Technologies, Inc.

enc: six copies of this letter

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lucent Technologies Inc.
Incoming letter dated October 3, 2002

The proposal requests that the board "adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which violate their industry's code of ethics, and in accord with this policy, the Board should discontinue any support, direct or indirect, for National Public radio."

There appears to be some basis for your view that Lucent may excluded the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., charitable contributions directed to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Lucent omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which Lucent relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor